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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 6-K

                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


For the month of                            May                        2005
                         ----------------------------------------   -----------
Commission File Number                   000-49984
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                          Mitel Networks Corporation
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                (Translation of registrant's name into English)


                   350 Legget Drive, Ottawa, Ontario K2K 2W7
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                   (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

               Form 20-F     X              Form 40-F
                         ------------                ------------


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____


         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

              Yes                       No      X
                   -------------           -------------


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________





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                                DOCUMENT INDEX

Document
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1.          Press Release dated May 3, 2005 related to its U.S.$55 million convertible debt financing.

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                                                                    Document 1


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                                                                   NEWS
                                                                       RELEASE


[MITEL LOGO OMITTED]

Mitel Receives U.S.$55 Million Investment from U.S. Institutional Investors

New funds to drive continued growth in Business IP Telephony Solutions

Ottawa, Ont., Canada, and New York, N.Y., U.S.A., May 3, 2005 - Mitel(R), a leading provider of IP communications solutions, today announced that it has secured a U.S.$55 million investment from a group of U.S. based institutional investors. The investment round was in the form of convertible debt financing over a five-year term. JPMorgan acted as the sole agent on the transaction. Mitel will use the funds as working capital to support the ongoing sales growth of its comprehensive portfolio of IP Telephony Solutions.

"We are delighted with this strong endorsement from the investment community and it represents one of the largest communications technology financing transactions in recent years," said Steve Spooner, Chief Financial Officer, Mitel. "To secure a private financing round of this size is an attractive deal for Mitel shareholders. This cash injection provides Mitel the balance sheet strength to better compete and continue its growth in the IP Telephony market, a market which is predicted to exceed U.S.$10 billion by 2009."

Mitel leverages the power of broadband networks and the Internet Protocol
(IP), to deliver a range of solutions that address the complete communications requirements of businesses today. Mitel's portfolio includes IP Telephony, Mobility, Conferencing and Collaboration, Messaging and Contact Center solutions enabling businesses to save money while increasing operational efficiencies and employee productivity and by providing opportunities for improving customer loyalty and retention, and driving new revenue streams.

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About Mitel

Mitel is a market leader for voice, video, and data convergence over broadband networks. With a focus on the user experience, the company delivers advanced communications solutions that are easily customized for individual business needs. Mitel solutions extend from intuitive desktop appliances and applications through to Applications and Services Gateways that enable business process integration and enhancement. Customers are provided with innovative ways to leverage their resources and migrate to the benefits of IP communications at their own pace. Mitel is headquartered in Ottawa, Canada, with offices, partners, and resellers worldwide. For more information please visit www.mitel.com.


Forward Looking Statement. Any statements in this press release that are not historical facts are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from historical results or those the Company anticipates. For a discussion of such risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statements, see the reports and documents the Company files from time to time with the SEC. The Company is under no obligation to publicly update or alter its forward-looking statements made in this press release, whether as a result of new information, future events or otherwise.


For more information regarding this press release please contact:

Danielle McNeil
Tel:   1.613.592.2122 ext 4643
Email: danielle_mcneil@mitel.com

Josh Silverman
Tel:   1.212.905.6197
Email: josh@ricochetpr.com


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                                  SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             MITEL NETWORKS CORPORATION
                                        ---------------------------------------
                                                       (Registrant)


Date:  May 3, 2005                      By:  /s/ Steven Spooner
       ----------------                      ----------------------------------
                                             Name:  Steven Spooner
                                             Title: Chief Financial Officer